Exhibit 99.1

RepliCel Announces its Incoming Board of Directors

Successful Annual General Meeting Confirms Director Slate for 2020

VANCOUVER, Dec. 23, 2019 /CNW/ - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce the election and appointment of its incoming Board of Directors.

At the Company's annual general meeting held December 18, 2019, the nominated slate of directors was successfully elected by the Company's shareholders. The re-elected directors are David Hall, Peter Lowry, Andrew Schutte, Peter Lewis, Larissa Huang, and Lee Buckler. Chairman David Hall also announced at the meeting the Board's intention to increase the number of directors to seven and immediately appoint Zhan (Gavin) Ye to the Board which is now in-process.

"As RepliCel expands the development of its products internationally with a particular focus on Asia, we anticipate Mr. Ye will be a valuable addition to RepliCel's Board of Directors," stated RepliCel's Board Chairman, David Hall. "Gavin has deep cross-border experience between Canada and Hong Kong, China, Singapore, South Korea, and Taiwan, which we anticipate will play an instrumental role in RepliCel's business activities in Asia both with our existing partners and new partnerships being explored."

"I am pleased the shareholders have endorsed our director slate and, by proxy, our go-forward strategy as expressed in my recent update," stated RepliCel CEO, R. Lee Buckler. "While annual general meetings are often not granted much significance, we considered this meeting, in particular, to be a critical endorsement of our strategic plan particularly by our major shareholders including our strategic partner in China, YOFOTO (China) Health. We look forward to great things coming out of our collaboration in Greater China in the coming year including market launch of our dermal injector in Hong Kong and approval to launch clinical trials of our skin and tendon products in China."

About Zhan (Gavin) Ye
Gavin has a Bachelor's of Science from the Technical University of Delft (The Netherlands) and a Bachelor's of Science for the University of Victoria (Canada). His Canadian work experience since 2011 has taken him through positions in Calgary (Alberta), Saskatoon (Saskatchewan), and Victoria (British Columbia) in the financial services sector, the commodity exchange industry, and most recently in international product development and brand building driven by deep data analytics.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel and Shiseido are currently co-developing the product in Japan. RepliCel maintains the rights to RCH-01 for the rest of the world.  RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: as the Company expands the development of its products internationally with a particular focus on Asia, it anticipates Mr. Ye will be a valuable addition to the Company's Board of Directors; the Company anticipates that Mr. Ye's deep cross-border experience between Canada and Hong Kong, China, Singapore, South Korea, and Taiwan will play an instrumental role in RepliCel's business activities in Asia both with the Company's existing partners and new partnerships being explored; the Company looks forward to great things coming out of its collaboration in Greater China in the coming year including market launch of its dermal injector in Hong Kong and approval to launch clinical trials of our skin and tendon products in China; the Company's product pipeline, comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration; the Company's proprietary injection device, RCI-02, is expected to improve the administration of its cell therapy products and certain other injectables; and that YOFOTO is expected to first launch the product in connection with the RCI-02 device and consumables in Hong Kong upon it being CE marked.

Forward-looking statements are based on certain assumptions regarding the Company and anticipated benefits from the new director's experience. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

In addition, forward-looking statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks related to YOFOTO spending the required amounts on RepliCel's programs and related infrastructure over the next 5 years in Greater China; risks related to YOFOTO not completing its stated goals; risks that the Company's products may not perform as, or have the benefits, expected; risks that the Company's products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its injector device as anticipated or at all; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs as anticipated or at all; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2018 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.

View original content to download multimedia:http://www.prnewswire.com/news-releases/replicel-announces-its-incoming-board-of-directors-300978740.html

SOURCE RepliCel Life Sciences Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2019/23/c8865.html

%CIK: 0001205059

For further information: Lee Buckler, CEO and President, 604-248-8693, info@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 06:00e 23-DEC-19